Exhibit 1.01

Conflict Minerals Report

Statements in this Conflict Minerals Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F  for the year ended December 31, 2014. We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Introduction

1.
Rada Electronic Industries Ltd. (“RADA” or “we”) is an Israeli based defense electronics contractor specializing in the development, manufacture, marketing and sales of military avionics systems for manned and unmanned aircraft, inertial navigation systems for air and land platforms and tactical land radars for force and border protection applications.

2.
We develop, manufacture and sell defense electronics including, avionics solutions (including avionics for unmanned aerial vehicles), airborne data/video recording and management systems, inertial navigation systems and tactical land radars for defense forces and border protection systems.  In addition, we continue to sell and support our legacy commercial aviation products and services, mainly through our Chinese subsidiary.

3.
RADA is concerned about human rights violations including forced labor, human trafficking and child labor occurring anywhere in the world, as well as the role that armed conflicts play in causing extreme violence across the Democratic Republic of the Congo and its adjoining countries (“the DRC region”).

4.
RADA fully supports the goals and objectives the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) , which aims to prevent the use of certain “Conflict Minerals” that directly or indirectly finance or benefit armed groups in the DRC region.

5.	At this point in time, in spite of actions and measures taken, as described herein, RADA cannot determine the source of the 3TG Minerals used in its products.

Conflict Minerals Report

Part I – Due Diligence

RADA adopted the OECD Due Diligence Guidelines for responsible supply chain of minerals from Conflict –Affected and High-Risk Area, to determine Reasonable Country of Origin Inquiry (RCOI).

Due Diligence Measures performed

Management Commitment

Conflict Minerals team assigned in 2013 has taken the following measures:

a.
Reaffirm the Conflict Mineral Policy, supporting the goal and objectives of the Act, and communicated it in its internet site and to its suppliers. Our policy can be accessed at: http://www.rada.com/corp/policies/2-info/108-conflict-minerals-policy.html.

b.	Monitor the action and progress of the program.

Conflict Minerals Control program

a.	The conflict minerals control team consist of:

1.	Director, Quality Management – Team Leader

2.	Controller - Team Member

3.	Senior Buyer – Team member

b.	Program steps and status:

No.	Activity	Status		Notes
1.	Communicate to our suppliers the requirement to report County Of Origin	Letter and Report example was sent to suppliers
2.	Risk Analysis	We have analyzed the supply chain tiers, identifying the potential risky manufacturers. (risky in the sense of not providing the required data, or providing erroneous information.)
3.	Study and updates	1.	RADA is member in The Israeli Users' Association of Advanced Technologies in Hi-Tec Integrated Systems’ (ILTAM) work group on the subject.
		2.	Attend Seminars and Webinars on the subject
4.
Gather and analyze information using our supply chain due diligence processes. We hope to further develop transparency into our supply chain and drive accountability within the supply chain by employing the EICC/GeSI Conflict Free Sourcing Initiative (the “CFSI”) and by continuing our outreach efforts.
		In Progress		Poor Response from suppliers despite our efforts
5.	Contact outsource parties to perform the conflict minerals’ analysis	Received quotation from 3 potential parties		Still in negotiation
6.	May 2015 Report

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Conflict Minerals Report

Risk Mitigation / Future due Diligence Measures

►	complete the negotiation to outsource the analysis of conflict minerals in order to improve the quality of reports;

►	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

►	continue to provide educational materials to our employees who are involved with Conflict Minerals on the supplier side of our business;

►	continue to provide educational materials to our direct suppliers about our reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals; and

►	continue to attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the CFSI.

Part II Product Description

RADA is an electronic equipment manufacturer. As such, the 3TG conflict minerals are necessary to the functionality of its products:

•	Tin is used for electronic components soldering.

•	Tantalum is used in various capacitors.

•	Tungsten is used as weight components in one of our products.

•	Gold is used for internal wiring in components, as coating in Printed Wiring Boards (PWB's) and mechanical parts.

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